06050608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
AUG 23 2006
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 50121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/04 (MM/DD/YY) AND ENDING 08/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACHENBAUM CAPITAL PARTNERS, LLC
NKA - Winston Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 WILDWOOD ROAD, SUITE 204
(No. and Street)

STAMFORD (City) CT (State) 06903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH ACHENBAUM 203-322-1933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH ACHENBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACHENBAUM CAPITAL PARTNERS, LLC, as of AUGUST 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACP

ACHENBAUM CAPITAL PARTNERS, LLC
25 Wildwood Road, Suite 204
Stamford, CT 06903-2111
Telephone: 203-322-1933
Facsimile: 203-322-4575
joe@achenbaumcapital.com
Member NASD and SIPC

October 26, 2005

Stephen J. Sussman, CPA
12 Parmenter Road
Londonderry, NH 03053

Sir:

In connection with your audit of the statement of financial condition as of August 31, 2005 and the related statements of income, changes in members' equity, and changes in cash flows of Achenbaum Capital Partners, LLC as of August 31, 2005, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and changes in cash flows of Achenbaum Capital Partners, LLC in conformity with generally accepted accounting principles (GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it possible that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your examination.

1. We are responsible for the fair presentation in the financial statements, of the financial position, results of operations, and accounting principles.

2. We have made available to you all:
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There has been none of the following:
   a. Irregularities involving management of employees who have significant roles in the system of internal control structure.
   b. Irregularities involving other employees that could have material effect on the financial statements.
   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices or record keeping that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classification of asset and liabilities.

5. The following have been properly recorded or disclosed in the financial statements.
   a. Related-party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.
c. Agreements to repurchase assets previously sold.

6. There are none of the following:
   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Financial Accounting Standards No. 5, *Accounting for Contingencies.*

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB Statement No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged except as disclosed in the financial statement or the notes thereto.

11. Provision has been made for any material loss to be sustained in the fulfillment of, or from, inability to fulfill, and any purchase or sales commitments.

12. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto. It is understood that the term "securities and investments not readily marketable" shall include, but not be limited to, (a) securities for which there is no market on a securities exchange or independent publicly quoted market, (b) securities that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock, (c) securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

13. In addition, the Company at August 31, 2005 had-
   a. Recorded all securities exchange memberships on the books.
   b. Properly recorded all participation in joint accounts carried by others.
   c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
   d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.
   e. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15. No events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

16. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

17. There has been no--
    a. Fraud involving management or employees who have significant roles in internal control.
    b. Fraud involving others that could have a material effect on the financial statements.

18. There are no material weaknesses or inadequacies at August 31, 2005, or during the period September 1, 2005, to October 26, 2005, in the internal accounting controls and the procedures for safeguarding securities, and the practices and procedures followed in-
    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

19. Net capital computations, prepared by the Company during the period from September 1, 2004, through August 31, 2005, indicated that the Company was in compliance with the requirements of Rule 15c3-1 (and applicable exchange requirements) except for the time periods that have been disclosed. Reserve calculations under Rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

20. I represent that a total of $154,034.44 in deposits is to be considered as Members' Contribution and not a loan.

Yours very truly,

Achenbaum Capital Partners, LLC

Managing Member

ACHENBAUM CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS

AUGUST 31, 2005

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Members' of
Achenbaum Capital Partners, LLC
Stamford, CT

We have audited the accompanying statement of financial condition of Achenbaum Capital Partners, LLC as of August 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Achenbaum Capital Partners, LLC as of August 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
October 26, 2005

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2005

ASSETS

Cash and cash equivalents	$ 18,824
Due from non-customers	284
Furniture and equipment, at cost less, accumulated depreciation of $28,286	4,487
Securities owned:	
Not readily marketable, at estimated fair value	2,250
	$ 25,845

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 7,706
Due to officer	-
	7,706
Members' equity	18,139
	$ 25,845

The accompanying notes are an integral part of these financial statements.

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2005

Revenues:	
Fee income	$ 12,594
Other income	17,177
Unrealized gain/(loss)	1,953
	31,724
Expenses:	
Communications	$ 6,644
Interest expense	750
Occupancy	1,667
Other expenses	103,131
	112,192
Net income (loss)	$ (80,468)

The accompanying notes are an integral part of these financial statements.

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED AUGUST 31, 2005

Members' equity at beginning of year	$ 10,955
Members' contributions during the year	87,652
Net income (loss)	(80,468)
Members' equity at end of year	$ 18,139

The accompanying notes are an integral part of these financial statements.

ACHENBAUM CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ (80,468)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	$ 1,667	
Unrealized gain	(1,953)	
(Increase) decrease in operating assets:		
Increase (decrease) in operating liabilites:		
Increase in accounts payable, accrued expenses	134	
Decrease in due to officer	(39)	
Total adjustments		(191)
Net cash used by operating activities		(80,659)
Cash flows from investing activities:		
Members' contributions		87,652
Cash flows from financing activities:		
Purchase of fixed assets		(3,046)
Net increase in cash		3,947
Cash at beginning of the year		14,877
Cash at end of the year		$ 18,824

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 750
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ACHENBAUM CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2005

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized on November 11, 1996 as a Connecticut Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the members' liability is limited to their investment. It was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the company is for 30 years, terminating in December 2026, unless terminated earlier. The term may be extended by amendment of the operating agreement.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended August 31, 2005, depreciation expense was $1,667.

Marketable Equity Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. At August 31, 2005, these securities at fair value consist of the warrants valued at $2,250. The net change in net unrealized holding gains/losses on trading equity securities in the amount of $1,953 has been charged to earnings for the period ended August 31, 2005.

Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the members' are not liable for the debts of the Company.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $11,118 at August 31, 2005, which exceeded required net capital of $5,000 by $6,118. The ratio of aggregate indebtedness to net capital at August 31, 2005 was 69.3%.

NOTE 3- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 4 - SUBSEQUENT EVENTS

Name Change
The Company changed its name to Winston Advisors, LLC on September 10th, 2005. This change was made to allow the addition of new partners and new lines of business in the future. As of the date of this report no additional partners have been accepted and no agreements have been reached to change the Company's capital structure.

Settlement of Lawsuit
The Company was a co-plaintiff in a lawsuit against a former customer as of August 31, 2005. On September 20, 2005 a settlement was reached between the Company and the former customer.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's member uses the Company's credit card for personal expenses, for which the Company is reimbursed by the member. The member also uses personal credit cards to pay for Company expenses for which the Company reimburses the member. As of August 31, 2005, no amount was due to or from this related party.

ACHENBAUM CAPITAL PARTNERS, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

AUGUST 31, 2005

Total ownership equity from statement of financial condition	$	18,139
Total nonallowable assets from statement of financial condition		(7,021)
Net capital before haircuts on securities positions		11,118
Haircuts on securities		-
Net capital	$	11,118
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	7,706
Total aggregate indebtedness	$	7,706
Percentage of aggregate indebtedness to net capital		69.3%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	514
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	6,118
Excess net capital at 1000%	$	10,347

ACHENBAUM CAPITAL PARTNERS, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT AUGUST 31, 2005

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA PERIOD ENDED August 31, 2005	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT August 31, 2005
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 17,744	$ 395	$ 18,139
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	4,144	2,877	7,021
Haircuts on securities	-	-	-
Total deductions	4,144	2,877	7,021
Net capital	$ 13,600	$ (2,482)	$ 11,118

SCHEDULE II

ACHENBAUM CAPITAL PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AUGUST 31, 2005

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ACHENBAUM CAPITAL PARTNERS, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

AUGUST 31, 2005

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ACHENBAUM CAPITAL PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUST 31, 2005

Achenbaum Capital Partners, LLC, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Members' of
Achenbaum Capital Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Achenbaum Capital Partners, LLC (the Company), for the year ended August 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Achenbaum Capital Partners,LLC for the year ended August 31, 2005 and this report does not effect our report thereon dated October 26, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
October 26, 2005